

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2004

SIERRA HEALTH SERVICES, INC.

(Exact name of registrant as specified in its charter)

Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada 89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

See Item 2.03.

Item 2.02. Results of Operations and Financial Condition

On October 20, 2004, Sierra Health Services, Inc. issued a press release announcing operating results for the quarter ended September 30, 2004. A copy of the press release is furnished as Exhibit 99.1 to this Current Report. This exhibit shall not be deemed to be "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and shall not be incorporated by reference in any filing under the Securities Act of 1933, as amended.

Statements in the press release referred to above that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; 6) the ultimate costs associated with the phase-out of the TRICARE contract; and 7) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results are contained in our Annual Report on Form 10-K for the year ended December 31, 2003. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

Consequently, all of the forward-looking statements made in the press release referred to above are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

**Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an
Off-Balance Sheet Arrangement or a Registrant**

On October 19, 2004, we entered into the Fourth Amendment to our existing $65.0 million revolving credit facility dated as of March 3, 2003, with Sierra Health Services, Inc., as Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer, Calyon New York Branch (formerly known as Credit Lyonnais New York Branch), and U.S. Bank National Association, as Syndication Agents, Banc of America Securities LLC, Calyon New York Branch and U.S. Bank National Association, as Joint Book Managers, and Banc of America Securities LLC, as Sole Lead Arranger. The Fourth Amendment, among other things, extends the maturity of the facility to December 31, 2009, increases the availability to $100.0 million and reduces the drawn and un-drawn borrowing costs. The facility is available for general corporate purposes. Based on this amendment and our current financial covenant ratios our current borrowing rate is LIBOR plus 1.5%.

The credit facility remains secured by guarantees by certain of our subsidiaries and a first priority perfected security interest in (i) all of the capital stock of each of our unregulated, material domestic subsidiaries (direct or indirect) as well as all of the capital stock of certain regulated, material domestic subsidiaries; and (ii) all other present and future assets and properties of ours and those of our subsidiaries that guarantee the credit agreement obligations (including, without limitation, accounts receivable, inventory, real property, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles) subject, in each case, to the exclusion of the capital stock of CII Financial, Inc. and certain other exclusions.

The revolving credit facility has covenants that limit our ability and the ability of our subsidiaries to dispose of assets, incur indebtedness, incur other liens, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures and otherwise restricts certain corporate activities. If we exceed a certain leverage ratio requirement, our ability to pay dividends, repurchase our common stock and prepay other debt is unlimited. In addition, we are required to comply with specified financial ratios as set forth in the credit agreement.

Certain of the Agents and Lenders under the revolving credit facility and their affiliates have from time to time provided, and may continue to provide in the future, various investment and commercial banking and financial advisory services to Sierra Health Services and our affiliates, for which they have received, and will in the future receive, customary fees and commissions.

Item 9.01 Financial Statements and Exhibits

Exhibits	**Description**
10.1	Fourth Amendment to the Credit Agreement dated as of March 3, 2003, among Sierra Health Services, Inc., as Borrower, Bank of America, N.A., as Administrative Agent and L/C Issuer, Calyon New York Branch (formerly known as Credit Lyonnais New York Branch), and U.S. Bank National Association, as Syndication Agents, Banc of America Securities LLC, Calyon New York Branch and U.S. Bank National Association, as Joint Book Managers, and Banc of America Securities LLC, as Sole Lead Arranger.
99.1	Press Release, dated as of October 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	SIERRA HEALTH SERVICES, INC.
	(Registrant)

Date: October 20, 2004	/S/ PAUL H. PALMER
	Paul H. Palmer
	Senior Vice President
	Chief Financial Officer and Treasurer
	(Chief Accounting Officer)